Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: April 1, 2021

Getting to Know AstraZeneca: Our Values

Planning continues apace to welcome Alexion into the AstraZeneca family, driven by the infinite opportunities of “What Science Can Do.” And as with every endeavor at AstraZeneca, we are guided by values and behaviors that inspire us to make a difference to patients.

The two companies have much in common when it comes to values — a key component of what we believe will make us successful together pending the closure of our deal. We are confident that the AstraZeneca values — designed to be applicable to everyone in our company, across every role and geography —  will be right at home with the dedicated Alexion team.

We’ll be sharing more over the coming weeks about how we live those values, including the following:

We put patients first: We are proud to serve patients and consider them in every decision we take. We  strive to understand the needs of diverse patient populations and act accordingly.

We follow the Science: We are curious and push the boundaries of science. We are creative in how we  work with partners and collaborators.

We play to win: We are determined to make the right choices to win. We build high performing, inclusive and diverse teams that collaborate across the enterprise.

We do the right thing: We are accountable for our actions and the success of AZ. We speak our mind and make it safe for others to do so.

We are entrepreneurial: We are brave, resilient and take smart risks. We act with urgency and simplify the way work gets done.

At AstraZeneca, we celebrate people who live and breathe our Values and behaviors. We look forward to bringing you their stories, and pending the closure of our deal, creating new ones together.

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At AstraZeneca, we’re committed to our Purpose to push the boundaries of science to deliver life-changing medicines.

It’s what binds us. It underpins all that we do. The way we bring our purpose to life is through our shared Values. They help us build a culture where our diversity gives us strength as a team, where we can all come together to make a difference for the diverse patient populations we help. We shaped our Values together alongside 10 behaviours that we hold ourselves accountable to. No matter what our role. Here’s how…

We Follow the Science

•                I am curious and push the boundaries of science

•                I am creative in how I work with partners and collaborators

We Put Patients First

•                I am proud to serve patients and consider them in every decision I take

•                I strive to understand the needs of diverse patient populations and act accordingly

We Play to Win

•                I am determined to make the right choices to win

•                I build high performing, inclusive and diverse teams that collaborate across the enterprise

We Do the Right Thing

•                I am accountable for my actions and the success of AstraZeneca

•                I speak my mind and make it safe for others to do so

We are Entrepreneurial

•                I am brave, resilient and take smart risks

•                I act with urgency and simplify the way work gets done

This is what powers our Growth Through Innovation.

We all share a collective responsibility to continue building an inclusive and diverse culture, making our company a Great Place to Work.

And making a difference to the world around us.

AstraZeneca’s acquisition of Alexion remains subject to customary closing conditions.  Until the transaction closes, AstraZeneca and Alexion continue to operate as independent entities.

Important Additional Information

In connection with the proposed transaction, on February 19, 2021, AstraZeneca PLC (“AstraZeneca”) filed a registration statement on Form F-4 with the SEC, which includes a document that serves as a preliminary prospectus of AstraZeneca and a preliminary proxy statement of Alexion (the ‘proxy statement/prospectus’). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Alexion intends to file with the SEC and mail to its stockholders a definitive proxy statement/prospectus. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed or that will be filed with the SEC, because they contain or will contain important information. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab ‘Investors’.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, ‘Investors’ and under the heading ‘SEC Filings’ or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on February 16, 2021. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking Information

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2020, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2020, in each case as amended by any subsequent filings made with the

SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.